UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42445

Leishen Energy Holding Co., Ltd.

No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting of the Shareholders of Leishen Energy Holding Co., Ltd.

Leishen Energy Holding Co., Ltd. (the “Company”) will hold its Annual General Meeting of Shareholders (the “Meeting”) at the principal offices of the Company located at No. 528, 4th Avenue, 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China, on January 29, 2026 at 9:00 p.m., Beijing Time (January 29, 2026 at 8:00 a.m., Eastern Time). Materials made available in connection with the Meeting are available at https://www.transhare.com/leishen. The information contained in, or that can be accessed through, such website does not form a part of this filing. The following documents regarding the Meeting, each of which is attached as an exhibit hereto, are incorporated herein by reference.

Exhibits

Exhibit	Title

99.1	Notice of Annual General Meeting

99.2	Proxy Statement

99.3	Form of Proxy

99.4	Second Amended and Restated Memorandum and Articles of Association

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leishen Energy Holding Co., Ltd.

Date: January 22, 2026	By:	/s/ Hongqi Li
Hongqi Li
Chairman of the Board of Directors

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